                                                                    EXHIBIT 23.1


The Board of Directors and Shareholders
Venus Exploration, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-1903) on Form S-8 of Venus Exploration, Inc. (formerly Xplor Corporation) of our report dated March 26, 1998, relating to the consolidated balance sheets of Venus Exploration, Inc. and subsidiaries and predecessor entities as of December 31, 1997, and 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997 which report appears in the December 31, 1997 annual report on Form 10-K of Venus Exploration, Inc.



KPMG Peat Marwick LLP



San Antonio, Texas
March 26, 1998